NO ACT

PE
9-25-09

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4561**

[redacted]

09012700



November 5, 2009

W. Bruce Newsome
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219

Act: 1934
Section:
Rule: 14a-8
Public Availability: 11/5/09

Re: Commercial Metals Company
Incoming letter dated September 25, 2009

Dear Mr. Newsome:

This is in response to your letter dated September 25, 2009 concerning the shareholder proposal submitted to CMC by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

November 5, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Commercial Metals Company
Incoming letter dated September 25, 2009

The proposal requests that CMC amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

There appears to be some basis for your view that CMC may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that CMC's Policy of Business Conduct and Ethics, Equal Opportunity Policy, and Anti-Harassment Policy have been modified to specifically prohibit discrimination based on sexual orientation or gender identity. We also note your representations regarding communication of and training on the amended policies. Accordingly, we will not recommend enforcement action to the Commission if CMC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

haynes*boone*

September 25, 2009

***BY EMAIL AND FEDERAL EXPRESS***

Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Commercial Metals Company

Ladies and Gentlemen:

On behalf of Commercial Metals Company (the "***Company***"), this letter advises you that the Company intends to omit from the Company's proxy statement and form of proxy for its Annual Meeting of Stockholders to be held on Thursday, January 28, 2010, a stockholder proposal from the Office of the Comptroller of the City of New York (the "***NYC Comptroller Proposal***").

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence between the Company and the Office of the Comptroller to the staff of the Division of Corporation Finance (the "***Staff***") via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are also filing six hard copies of this letter. Pursuant to Rule 14a-8(j), copies of those materials are also concurrently being sent to the Comptroller of the City of New York as notice of the Company's intention to omit the NYC Comptroller Proposal from the Company's proxy materials relating to the 2010 Annual Meeting (the "***2010 Proxy Materials***").

We respectfully request on behalf of the Company that the Staff concur that the NYC Comptroller Proposal may be excluded from the Company's 2010 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

**The NYC Comptroller Proposal**

By letter dated July 21, 2009, the Office of the Comptroller of the City of New York, as custodian and trustee of various New York City pension funds, proposed a resolution that stated:

> "Resolved: The Shareholders request that the Commercial Metals Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy."

A copy of the original letter received from the Office of the Comptroller related to the NYC Comptroller Proposal is attached as Appendix A.

D-CMC (No Action Letter Exclusion of Substantially Implemented Proxy Proposal)(1789981_8) (2).DOC

Haynes and Boone, LLP
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

**Basis for Exclusion**

We respectfully request on behalf of the Company that the Staff concur that the NYC Comptroller Proposal may be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the NYC Comptroller Proposal. Rule 14a-8(i)(10) authorizes a company to exclude a stockholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff's determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991).

The Company, through its Policy of Business Conduct and Ethics, Equal Opportunity and Anti-Harassment policies, has always prohibited harassment or discrimination in any form. However, in an effort to clarify the forms of prohibited harassment and discrimination, effective September 22, 2009, the Company's Board of Directors approved an amendment to the Company's Policy of Business Conduct and Ethics to explicitly reference policies of the Company prohibiting discrimination on the basis of sexual orientation and gender identity. The Company's Policy of Business Conduct and Ethics now provides, in pertinent part (the additional language is in bold):

> "In addition to this Policy the Company has numerous more detailed policies concerning such matters as equal opportunity, illegal discrimination, sexual harassment, **sexual orientation discrimination, gender identity discrimination,** substance abuse, antitrust compliance, insider trading and health and safety. This Policy of Business Conduct and Ethics is intended to supplement but not replace more detailed policies or guidelines on those and similar topics as previously implemented."

In addition, effective September 22, 2009, the Company's Board of Directors specifically approved the modification of any of the Company's employment policies defining or prohibiting discrimination to include a prohibition against discrimination based on sexual orientation or gender identity. The following policies have been modified to specifically elucidate a prohibition against discrimination on sexual orientation or gender identity: Policy of Business Conduct and Ethics, Equal Opportunity Policy and Anti-Harassment Policy.

The Company has disseminated a communication of the amended policies to employees and managers and implemented the clarified prohibitions against sexual orientation or gender identity discrimination contained in the Policy of Business Conduct and Ethics, Equal Opportunity and Anti-Harassment policies. These communications are attached hereto as Appendices B and C. In the Company's upcoming annual training cycle, training in the avoidance of all forms of harassment and discrimination, specifically including these forms will be provided to employees in a combination of electronic and in-person training. Managers will also be provided manager-level training to assist in their understanding of and compliance with the amended policies.

The Company believes that its action in amending its employment policies to add a specific prohibition against discrimination on the basis of sexual orientation and gender identity and implementing these policies as described above substantially implements the NYC Comptroller Proposal.

**Conclusion**

For the foregoing reasons, the Company believes it may properly exclude the NYC Comptroller Proposal from its 2010 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the NYC Comptroller Proposal is so excluded.

If the Staff has any questions or comments about the matters discussed above, please feel free to contact me at (214) 651-5119.

Sincerely,

W. Bruce Newsome
Haynes and Boone, LLP
Direct Phone Number: (214) 651-5119
bruce.newsome@haynesboone.com

cc: Ann J. Bruder – Commercial Metals Company

**APPENDIX A**

**Letter from the Office of the Comptroller**

See Attached.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED

JUL 27 2009

DAVID M. SUDBURY

July 21, 2009

Mr. David M. Sudbury
Senior Vice President, Secretary and
General Counsel
Commercial Metals Company
6565 North MacArthur Blvd.
Irving, TX 75039

Dear Mr. Sudbury:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, Commercial Metals Company does not have a policy that explicitly prohibits discrimination based on sexual orientation and gender identity. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation and gender identity in its employee policy statement. A number of Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Commercial Metals Company common stock are enclosed.

The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

pd:ma

Enclosures
Commercial Metals Co. sex orient - 2009

## SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

**Whereas: the Commercial Metals Company,** does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 88% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of Fortune 100 companies, according to the Human Rights Campaign; over 30% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a June, 2008 survey by Harris Interactive and Witeck-Combs, 65% of gay and lesbian workers in the United States reported facing some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also reported that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May, 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians;

**Resolved:** The Shareholders request that **the Commercial Metals Company** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

**Supporting Statement:** Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. **The Commercial Metals Company** will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

PD:ma

BNY MELLON
ASSET SERVICING

US Securities Services

July 21, 2009

To Whom It May Concern

**Re: Commercial Metals Company CUSIP#: 201723103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 21, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 15,390 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

July 21, 2009

To Whom It May Concern

**Re: Commercial Metals Company CUSIP#: 201723103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 21, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 58,906 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

July 21, 2009

To Whom It May Concern

**Re: Commercial Metals Company CUSIP#: 201723103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 21, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System .

The New York City Employees' Retirement System 101,877 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

July 21, 2009

To Whom It May Concern

**Re: Commercial Metals Company CUSIP#: 201723103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 21, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 119,274 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

July 21, 2009

To Whom It May Concern

**Re: Commercial Metals Company CUSIP#: 201723103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 21, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 6,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

**APPENDIX B**

NOTICE – CLARIFICATION OF POLICY OF BUSINESS CONDUCT AND ETHICS, EQUAL OPPORTUNITY AND ANTI- HARASSMENT POLICIES

CMC, through its Policy of Business Conduct and Ethics, Equal Opportunity and Anti-Harassment policies, has always prohibited harassment or discrimination in any form. However, in an effort to clarify the forms of prohibited harassment and discrimination, effective September 22, 2009, the Board of Directors of CMC amended the Company's Policy of Business Conduct and Ethics, as well as its Equal Opportunity and Anti-Harassment policies to add "sexual orientation" and "gender identity" to the list of protected classes. Further, CMC has never tolerated, and will not tolerate or permit any harassment of employees of any type, but specifically wants to clarify these policies so that employees will understand without question that we will not tolerate discrimination or harassment by reason of an employee's sexual orientation or gender identity. If you have questions about the implementation of this policy, please contact your Human Resources Department representative.

There will be training to further the implementation and enforcement of this clarification to CMC's equal opportunity and anti-harassment policies. The Employee Handbook and Human Rights Policy Manual will also be revised accordingly.

## APPENDIX C

### ADDENDUM TO POLICY ON BUSINESS CONDUCT AND ETHICS, EQUAL OPPORTUNITY POLICY AND ANTI-HARASSMENT POLICIES

CMC, through its Policy of Business Conduct and Ethics, Equal Opportunity and Anti-Harassment policies, has always prohibited harassment or discrimination in any form. However, in an effort to clarify the forms of prohibited harassment and discrimination, effective September 22, 2009, the Board of Directors of CMC amended the Company's Policy of Business Conduct and Ethics, as well as its Equal Opportunity and Anti-Harassment policies to add "sexual orientation" and "gender identity" to the list of protected classes. Further, CMC has never tolerated, and will not tolerate or permit any harassment of employees of any type, but specifically wants to clarify these policies so that employees will understand without question that we will not tolerate discrimination or harassment by reason of an employee's sexual orientation or gender identity. If you have questions about the implementation of this policy, please contact your Human Resources Department representative.

The Employee Handbook and Human Rights Policy Manual will also be revised accordingly.